Exhibit 99.1

GLOBAL SETTLEMENT AGREEMENT

This Global Settlement Agreement ("Agreement") is made by and among the Parties described below, and is effective as of the last date of execution below (“Effective Date”). In consideration of the promises, covenants, releases, and agreements contained in this Agreement, and for value received, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1.           Definitions.

1.1.           “Acquisition Agreement” shall mean that certain Agreement dated August 25, 2008 by and among Wilhelmina (as defined below), Wilhelmina Acquisition Corp., Wilhelmina International, Ltd., the other Wilhelmina Transferred Companies (as defined therein) and the Sellers (as defined therein), as amended.

1.2.           “Esch” means Dieter Esch, individually.

1.3.           “Esch Escrow Agreement” means that certain Escrow Agreement dated February 13, 2009 between the Esch Parties, Wilhelmina and Olshan.

1.4.            “Esch Parties” means Esch and Lorex.

1.5.           “Krassner” means Brad Krassner, individually.

1.6.           “Krassner Escrow Agreement” means that certain Escrow Agreement dated February 13, 2009 between the Krassner Parties, Wilhelmina and Olshan.

1.7.           “Krassner L.P.” means Krassner Family Investments Limited Partnership.

1.8.           “Krassner Parties” means Krassner and Krassner L.P.

1.9.           “Lorex” means Lorex Investments AG.

1.10.           “Murray” means John Murray, individually.

1.11.           “Mutual Support Agreement” means that certain Mutual Support Agreement dated August 25, 2008 between the Shareholder Parties.

1.12.           “Mutual Support Agreement Amendment” means that certain Amendment to the Mutual Support Agreement on the terms set forth as Exhibit A hereto.

1.13.           “Newcastle” means Newcastle Partners, L.P.

1.14.           “Newcastle Persons” means Newcastle, Murray, Schwarz and Stone.

1.15.           “Newcastle Purchase Agreement” means that certain Purchase Agreement dated August 25, 2008 between Newcastle and Wilhelmina.

1.16.           “Parties” means the Shareholder Parties and Wilhelmina.

1.17.           “Press Release” means the press release set forth as Exhibit B hereto.

1.18.           “Olshan” means Olshan Grundman Frome Rosenzweig & Wolosky LLP

1.19.           “Rights Agreement” means that certain Rights Agreement dated as of July 10, 2006, as amended by and between Wilhelmina and The Bank of New York Mellon Trust Company, N.A., as rights agent.

1.20.           “Rights Agreement Amendment” means that Eleventh Amendment to Rights Agreement set forth as Exhibit C hereto.

1.21.           “Schwarz” means Mark Schwarz, individually.

1.22.           “Shareholder Party” or “Shareholder Parties” means Newcastle, the Esch Parties and the Krassner Parties.

1.23.           “Stone” means Evan Stone, individually.

1.24.           “Wilhelmina” means Wilhelmina International, Inc.

2.           Case Dismissal.

2.1.           Within three (3) business days following the Effective Date, the Esch Parties and Krassner Parties, through their counsel, shall file with the United States District Court, Southern District of New York (the “Court”) dismissal papers causing Lorex Investments AG, et al., v. Wilhelmina International, Inc. No. 09 Civ.10467 (RJS) (the “Litigation”) and all claims asserted therein to be dismissed with prejudice.

2.2.           Within three (3) business days following the Effective Date, Wilhelmina, through its counsel, shall file with the Court dismissal papers causing all counterclaims asserted in the Litigation to be dismissed with prejudice.

2.3.           The Parties agree to execute any and all instruments and documents required by the Court in the Litigation to duly effectuate the dismissal with prejudice contemplated in paragraphs 2.1 and 2.2 above.

3.           Share Release

3.1.           With two (2) business days following its receipt of confirmation of dismissal of the Litigation, Wilhelmina shall direct Olshan, in its capacity as Escrow Agent under each of the Esch Escrow Agreement and the Krassner Escrow Agreement, respectively, to release (a) to Lorex, a share certificate representing a total of 9,405,843 shares of common stock of Wilhelmina and (b) to Krassner L.P., a share certificate representing a total of 9,405,843 shares of common stock of Wilhelmina (the aggregate shares described in clauses (a) and (b), the “Released Shares”).

3.2.           Wilhelmina agrees that, following the release of the Released Shares to Lorex and Krassner L.P. pursuant to Section 3.1 above, Wilhelmina’s repurchase rights under Sections 2.6(b) and 2.8(e) of the Acquisition Agreement, Sections 4(a) and 4(b) of the Esch Escrow Agreement and Sections 4(a) and 4(b) of the Krassner Escrow Agreement shall, in each case, terminate and have no further force and effect, and Lorex and Krassner L.P. shall accordingly own the Released Shares free and clear, subject only to applicable restrictions under U.S. securities laws.

4.           Mutual Support Agreement Amendment.

4.1.           Simultaneously with the execution of this Agreement, the Shareholder Parties shall execute the Mutual Support Agreement Amendment.

5.           Other Governance Matters

5.1.           Wilhelmina shall use its diligent efforts to hold its 2010 Annual Meeting of stockholders as promptly as practicable following the execution hereof (taking into account (i) the selection process for independent directors set forth in the Mutual Support Agreement Amendment (which the parties contemplate may take up to 45 calendar days following the date that is one week following the Effective Date) and (ii) such additional customary time to prepare and file a proxy statement and provide notice to stockholders).

5.2.           Within six months following the execution of this Agreement, the Board of Directors of Wilhelmina shall evaluate and consider updates and/or clarifications to the Bylaws of Wilhelmina (which updates shall address (a) the advance notice procedures for nominations and shareholder proposals, (b) Wilhelmina’s fiscal year and (c) such other matters as the Board of Directors determines).  The Esch Parties, Krassner Parties and Newcastle shall comply with their respective obligations under the Mutual Support Agreement (as amended by the Mutual Support Agreement Amendment), including Section III-C(2) and (3) (in respect of the Esch Parties and Krassner Parties) and Section IV-C(2) and (3) (in respect of Newcastle), in respect of any proposed changes to the Bylaws presented to the full Board for consideration.

6.           Earnout Waivers

6.1.           The Krassner Parties hereby forever waive all of their respective rights under the Acquisition Agreement to Earnout Payments (i.e., all payments in respect of the WAM Earnout and the Miami Earnout).  For avoidance of doubt, Wilhelmina shall have no obligation to make any payments to the Krassner Parties under Sections 2.8(a), 2.8(b) and 2.8(d) of the Acquisition Agreement irrespective of the operating results of WAM and Wilhelmina Miami (including but not limited to any positive amount in respect of the three year average WAM EBITDA and/or three year average Wilhelmina Miami EBITDA calculations thereunder).

6.2.           The Esch Parties hereby forever waive all of their respective rights under the Acquisition Agreement to Earnout Payments (i.e., all payments in respect of the WAM Earnout and the Miami Earnout); provided that the Esch Parties shall be continue to be entitled to receive their respective share (which share equals an aggregate of 30.4%) of the first $2,000,000 of the aggregate Miami Earnout (determined without giving effect to any waiver under Section 6.1) (the “Capped Miami Esch Share”).   For avoidance of doubt, (i) Wilhelmina shall have no obligation to make any payments to the Esch Parties under Sections 2.8(a), 2.8(b) and 2.8(d) of the Acquisition Agreement irrespective of the operating results of WAM and Wilhelmina Miami (including but not limited to any positive amount in respect of the three year average WAM EBITDA and/or three year average Wilhelmina Miami EBITDA calculations thereunder), other than the Capped Miami Esch Share (if any), and (ii) if the aggregate Miami Earnout (determined without giving effect to any waiver under Section 6.1) is less than $2,000,000, then the Esch Parties shall be entitled to 30.4% of such lesser amount; provided that, notwithstanding anything to the contrary, any payments to the Esch Parties in respect of the Miami Earnout shall be subject to the offset provisions set forth in Section 8.6.

6.3.           Wilhelmina’s payment obligations (if any) with respect to the Miami Earnout to the Remaining Miami Sellers under Section 2.8(b)(ii) of the Acquisition Agreement shall remain in full force and effect, and, notwithstanding the waivers set forth in Section 6.2 and 6.3 above, Wilhelmina shall comply with its notification and access obligations to the Control Sellers under Section 2.8(b)(i) in respect thereof.

6.4.           Pursuant to Section 5 of that certain Representative and Distribution Agreement dated August 25, 2008 by and among the former shareholders of Wilhelmina Miami, Inc. (including Krassner and Esch) (the “Rep Agreement”), Krassner and Esch hereby direct Wilhelmina to pay the amounts otherwise payable to the Remaining Miami Sellers in respect of the first $2,000,000 of the Miami Earnout (determined without giving effect to any waiver under Section 6.1) to Krassner and Esch in equal shares (each payment otherwise payable to an individual Remaining Miami Seller, a “Directed Miami Payment”, and such payments collectively, the “Directed Miami Payments”), and Wilhelmina agrees to comply with this direction in reliance on the terms of the Rep Agreement as presented to Wilhelmina by Esch and Krassner; provided that Wilhelmina, Esch and Krassner agree that all Directed Miami Payments shall be held by Wilhelmina for an additional period of nine (9) months following the date such payments are otherwise required to be paid under the terms of the Acquisition Agreement (such Acquisition Agreement date, the “Miami Earnout Payment Due Date” and the date nine months thereafter, the “Extended Miami Deadline”), unless, in respect of any individual Directed Miami Payment, Krassner and/or Esch deliver to Wilhelmina an Acceptable Direction Document (as defined below) from the applicable Remaining Miami Holder to which such payment would otherwise be made (in which case such Directed Miami Payment shall made by Wilhelmina in equal shares to Esch and Krassner promptly following its receipt of such Acceptable Direction Document, but no earlier than the Miami Earnout Payment Due Date).  Notwithstanding anything to the contrary, if prior to the Extended Miami Deadline, any Remaining Miami Seller notifies Wilhelmina of an objection to, or a dispute with respect to, the payment to Esch and/or Krassner of any Directed Miami Payment, Each and Krassner agree that Wilhelmina shall be permitted to retain such Directed Miami Payment (and not release it to Esch and Krassner) until such time as Wilhelmina has received an order of court or of an arbitration panel of competent jurisdiction, written instructions signed by the Remaining Miami Shareholder, Esch and Krassner and reasonably authenticated as described below, or other evidence reasonably satisfactory to Wilhelmina, reflecting the resolution of any such objection or dispute (in which case Wilhelmina shall release such Directed Miami Payment consistent with such resolution).  For purposes of the foregoing, an “Acceptable Direction Document” means a letter or other document addressed to or naming Wilhelmina and reasonably acceptable to it which (a) directs Wilhelmina to pay or assigns a Directed Miami Payment to Esch and Krassner in equal shares, (b) references the fact that such payment would otherwise be made to the applicable Miami Seller under the terms of the Acquisition Agreement, (c) is dated after the Effective Date and (d) is (i) executed by the applicable Remaining Miami Seller and (ii) is reasonably authenticated, including, for example, by notarization, or by the separate execution as a witness by a licensed lawyer practicing law full time (which may be any lawyer at the Named Firms (as defined below)).

6.5.           In connection with its continuing obligations to make Earnout Payments to the Remaining Miami Sellers or the Esch Parties and the calculation thereof, Wilhelmina hereby agrees that Wilhelmina shall not assert any setoff to the Miami Earnout under Section 2.8(c) of the Acquisition Agreement in respect of (1) any negative Closing Net Asset Adjustment or (2) any Aggregate Divisional EBITDA Loss in respect of WAM.

6.6.           Unless defined in Article 1 of this Agreement, defined terms used in this Article 6 shall have the meaning set forth in the Acquisition Agreement.

7.           Attorney Fee Reimbursement.

Promptly (but no later than 10 business days) following the receipt by Wilhelmina of the invoices referred to in the second sentence of this paragraph, Wilhelmina shall reimburse the Esch Parties and Krassner Parties for the bona fide legal expenses charged by the firms of Strassberger, McKenna, Gutnick and Gefsky, Loeb & Loeb LLP and Drinker Biddle (collectively, the “Named Firms”) incurred in their representation of the Esch Parties and Krassner Parties in connection with the Wilhelmina matters, not to exceed an aggregate of three hundred thousand dollars ($300,000).  The Esch Parties and Krassner Parties shall provide Wilhelmina with reasonably detailed invoices (which may exclude descriptions of work performed) setting forth the amounts charged by such firms, and Wilhelmina agrees not to contest such expenses (unless contested by the Esch Parties and the Krassner Parties).  At the request of the Esch Parties and Krassner Parties, subject to the limitation set forth in the first sentence hereof, Wilhelmina shall make payments on submitted unpaid invoices directly to the applicable firms.

8.           Indemnification Claims

8.1.           Wilhelmina hereby withdraws the indemnification claims against the Esch Parties and the Krassner Parties asserted pursuant to its letter dated February 2, 2010 and in any subsequent correspondence with respect thereto, and agrees not to reassert any claims based on the facts alleged in such letter or such subsequent correspondence.

8.2.           The Esch Parties and Krassner Parties hereby withdraw the indemnification claims against Wilhelmina asserted pursuant to their letter dated April 13, 2010 and in any subsequent correspondence with respect thereto, and agree not to reassert any claims based on the facts alleged in such letter or such subsequent correspondence.

8.3.           Wilhelmina, the Esch Parties and Krassner Parties agree not to assert any additional indemnification claims under the Acquisition Agreement, provided that, subject to the terms of Section 8.6, Wilhelmina preserves all existing rights to assert indemnification claims (1) covered under Section 10.2(d) of the Acquisition Agreement, (2) with respect to Tax Notice Matters (as defined below) or (3) covering Losses arising under or in connection with claims relating to fees, commissions or other compensation or consideration owed or alleged to be owed to (i) Derek Fromm or his affiliates (including Greenstone Capital or Penates) or (ii) Sean Patterson, in each case in connection with the transactions contemplated under the Acquisition Agreement (the “Deal Consideration Claims”, and (1), (2) and (3) collectively, the “Preserved Indemnification Matters”).   Notwithstanding the foregoing, consistent with the last sentence of each of Sections 10.1, 10.2 and 10.3 hereof, Wilhelmina, the Esch Parties and the Krassner Parties preserve their respective rights to seek indemnification in respect of breaches occurring following the Effective Date of Acquisition Agreement covenants which, by their terms, continue to apply following the Effective Date (including Articles 9, 11 and 12 thereof).

8.4.           The Esch Parties and Krassner Parties hereby agree to indemnify, defend and hold harmless Wilhelmina and their respective directors, officers, employees, agents, attorneys and shareholders (other than the Esch Parties and the Krassner Parties) (collectively, the “Indemnified Group”) in respect of any and all Claims (as defined in the Acquisition Agreement) or Losses (as defined in the Acquisition Agreement) incurred by the Indemnified Group, in connection with the payment to Esch and/or Krassner (in lieu of any Remaining Miami Seller) of any Directed Miami Payment.

8.5.           The Esch Parties and Krassner Parties hereby acknowledge their prior acceptance of the terms of the letter dated July 13, 2010 with respect to their responsibility to indemnify Wilhelmina for all Losses arising in connection with the matters set forth in Form 1042 notices received by Wilhelmina International, Ltd. with respect to tax years 2006 and 2008 (the “Tax Notice Matters”).

8.6.            The Esch Parties and Krassner Parties agree that, notwithstanding anything to the contrary set forth herein or in the Acquisition Agreement, (1) such parties shall satisfy any indemnification obligations with respect to any Preserved Indemnification Matter at such time as any Indemnified Party (as defined in the Acquisition Agreement) is required by law or contract (including pursuant to any settlement or the terms of an engagement of counsel) to make any payment in respect thereof or an out-of-pocket Loss is otherwise incurred and (ii) if the foregoing payment obligation in respect of any Preserved Indemnification Matter is not timely performed, Wilhelmina shall be entitled to offset the amount of all or any portion of Losses  incurred by Indemnified Parties in respect thereof against any amount payable to the Esch Parties in respect of the Miami Earnout under Section 6.2 (i.e., irrespective of any joint liability provision under the Acquisition Agreement as between the Esch Parties and the Krassner Parties); provided that the foregoing shall be subject to Section 8.7.

8.7.           The Parties agree that indemnification by the Esch Parties and the Krassner Parties with respect to Losses incurred under Section 10.2(d) of the Acquisition Agreement shall first be satisfied in accordance with the terms of Section 2.16 of the Acquisition Agreement (it being agreed that clause (ii) thereof shall not apply by virtue of the execution of this Agreement) and only such Losses in excess of $195,000 (which is equal to the Designated Matter Cash Deduction plus the value of the Designated Matter Holdback Shares (valued at NCEH Book Value Per Share)) shall be payable or otherwise offset under Section 8.6 above.

9.           Rights Plan

9.1.           Wilhelmina shall, within one business day following the execution of this Agreement, present to The Bank of New York Mellon Trust Company, N.A., as rights agent, for its signature the Rights Agreement Amendment duly executed by Wilhelmina.

9.2.           Promptly following the Effective Date and prior to filing the Rights Agreement Amendment with the SEC, Wilhelmina shall rescind the designation of the Esch Parties and the Krassner Parties as Acquiring Persons under the Rights Agreement.

10.           Mutual Releases.

10.1.           The Esch Parties, for themselves and for all persons and entities claiming by, through, and/or under them, hereby generally and unconditionally release, acquit, and forever discharge Wilhelmina, Newcastle and Olshan, individually and jointly and severally, and each of their current and former officers, directors, employees, agents, attorneys, servants, predecessors, successors, assigns, parents, subsidiaries, affiliates, trustees, shareholders, beneficiaries and investors (including the Newcastle Persons) (collectively, the “Wilhelmina Released Parties”) of and from any and all claims, demands, rights, facts, transactions, occurrences, circumstances, acts, errors, omissions, actions, causes of action, lawsuits, proceedings, judgments, contracts, debts, expenses, liabilities, obligations, damages, losses, expenses, penalties, costs (including costs of suit and attorneys’ fees) and allegations of any kind and character whatsoever, whether legal, contractual, statutory, or equitable in nature, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, direct or indirect, accrued or unaccrued, absolute, fixed, or contingent, that the Esch Parties, both for themselves and for all persons and entities claiming by, through and/or under them ever had, now has, or hereafter may have against Wilhelmina, Newcastle or Olshan or any of the other Wilhelmina Released Parties based upon any fact, circumstance, matter, cause, act, error, omission, or happening occurring at any point from the beginning of time through the Effective Date of this Agreement, including but not limited to: (a) all claims and causes of action that were or that could have been asserted in the Litigation; (b) all claims arising out of or in any way connected with the Newcastle Purchase Agreement; and (c) all tort claims, claims for negligence, malpractice, breach of fiduciary or other duties, conflicts of interest, breach of contract, common law claims, statutory claims, fraud, conspiracy, aiding and abetting others in wrongful or actionable conduct, deceptive trade practices act claims, economic loss, lost profits, interest, exemplary, punitive, or additional damages, attorneys’ fees, and costs.   Notwithstanding the foregoing, except as expressly provided in this Agreement, the foregoing shall not release any party in respect of any continuing obligations or restrictions under any agreement currently in effect between the Esch Parties and any of the Wilhelmina Released Parties (including, but not limited to, under the Acquisition Agreement and the Mutual Support Agreement, as amended) or this Agreement, whether or not any other parties are signatories thereto, including but not limited to the payment to the Esch Parties of the Capped Miami Esch Share (as adjusted pursuant to Section 8.6) and the release of Designated Matter Shares pursuant to Section 2.16 of the Acquisition Agreement as modified by this Agreement.

10.2.           The Krassner Parties, for themselves and for all persons and entities claiming by, through, and/or under them, hereby generally and unconditionally release, acquit, and forever discharge Wilhelmina, Newcastle and Olshan, individually and jointly and severally, and each of the other Wilhelmina Released Parties of and from any and all claims, demands, rights, facts, transactions, occurrences, circumstances, acts, errors, omissions, actions, causes of action, lawsuits, proceedings, judgments, contracts, debts, expenses, liabilities, obligations, damages, losses, expenses, penalties, costs (including costs of suit and attorneys’ fees) and allegations of any kind and character whatsoever, whether legal, contractual, statutory, or equitable in nature, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, direct or indirect, accrued or unaccrued, absolute, fixed, or contingent, that the Krassner Parties, both for themselves and for all persons and entities claiming by, through and/or under them ever had, now has, or hereafter may have against Wilhelmina, Newcastle or Olshan and/or any of the other Wilhelmina Released Parties based upon any fact, circumstance, matter, cause, act, error, omission, or happening occurring at any point from the beginning of time through the Effective Date of this Agreement, including but not limited to: (a) all claims and causes of action that were or that could have been asserted in the Litigation; (b) all clams arising out of or in any way connected with the Newcastle Purchase Agreement; and (c) all tort claims, claims for negligence, malpractice, breach of fiduciary or other duties, conflicts of interest, breach of contract, common law claims, statutory claims, fraud, conspiracy, aiding and abetting others in wrongful or actionable conduct, deceptive trade practices act claims, economic loss, lost profits, interest, exemplary, punitive, or additional damages, attorneys’ fees, and costs.   Notwithstanding the foregoing, except as expressly provided in this Agreement, the foregoing shall not release any party in respect of any continuing obligations or restrictions under any agreement currently in effect between the Krassner Parties and any of the Wilhelmina Released Parties (including, but not limited to, under the Acquisition Agreement and the Mutual Support Agreement) or this Agreement, whether or not any other parties are signatories thereto, including but not limited to the release of Designated Matter Shares pursuant to Section 2.16 of the Acquisition Agreement as modified by this Agreement.

10.3.            Wilhelmina, Newcastle and each of the Newcastle Persons, for themselves and for all persons and entities claiming by, through, and/or under them, hereby generally and unconditionally release, acquit, and forever discharge the Esch Parties and the Krassner Parties and each of their current and former officers, directors, employees, agents, attorneys, servants, predecessors, successors, assigns, parents, subsidiaries, affiliates, trustees, shareholders, beneficiaries and investors (collectively, the “Seller Released Parties”)  of and from any and all claims, demands, rights, facts, transactions, occurrences, circumstances, acts, errors, omissions, actions, causes of action, lawsuits, proceedings, judgments, contracts, debts, expenses, liabilities, obligations, damages, losses, expenses, penalties, costs (including costs of suit and attorneys’ fees) and allegations of any kind and character whatsoever, whether legal, contractual, statutory, or equitable in nature, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, direct or indirect, accrued or unaccrued, absolute, fixed, or contingent, that Wilhelmina or Newcastle, both for themselves and for all persons and entities claiming by, through and/or under them ever had, now have, or hereafter may have against the Esch Parties, Krassner Parties and/or any other Seller Released Parties based upon any fact, circumstance, matter, cause, act, error, omission, or happening occurring at any point from the beginning of time through the Effective Date of this Agreement, including but not limited to: (a) all claims and causes of action that were or that could have been asserted in the Litigation (including any right to any payment to Wilhelmina, or repurchase of shares of common stock, in respect of the “Core Adjustment” under the Acquisition Agreement); (b) all claims relating to breaches of the representations or covenants set forth in the Acquisition Agreement (including but not limited to Article 9 thereof) or the Mutual Support Agreement; (c) all claims in respect of violations of federal securities law; and (d) all tort claims, breach of contract, common law claims, statutory claims, fraud, conspiracy, aiding and abetting others in wrongful or actionable conduct, economic loss, lost profits, interest, exemplary, punitive, or additional damages, attorneys’ fees, and costs. Notwithstanding the foregoing, (1) except as expressly provided in this Agreement, the foregoing shall not release any party in respect of any continuing obligations or restrictions under any agreement currently in effect between Wilhelmina and/or Newcastle, on the one hand, and any of the Seller Released Parties, on the other hand (including, but not limited to, under the Acquisition Agreement and the Mutual Support Agreement) or this Agreement, whether or not any other parties are signatories thereto and (2) the Esch Parties and Krassner Parties shall not be released from any indemnification obligations with respect to the Preserved Indemnification Matters.

10.4.           The claims released in paragraphs 10.1, 10.2 and 10.3 are referred to collectively as the “Released Claims.”

10.5.           Each Party acknowledges that there is a risk that after the execution of this Agreement it may discover, incur, or suffer claims or damages that were unknown or unanticipated at the time of this Agreement but included within the definition of Released Claims as described above.  Each Party expressly assumes the risk of such unknown and unanticipated claims, and agrees that this Agreement and the releases provided herein apply to all such unknown or potential claims.

10.6.           After investigation and/or consultation with their attorneys, and an opportunity to seek any additional counsel, each Party agrees that it understands the Agreement, and that the Agreement is fair and reasonable, and supported by good, valid, and adequate consideration.

10.7.           The releases set forth in this Article X shall be irrevocable, and each Party agrees not to challenge, or to seek to invalidate or undo, the releases set forth under the Section 10 on any grounds or pursuant to any theory, including but not limited to any breach of any provision of this Agreement, the Acquisition Agreement or the Mutual Support Agreement, as amended.

11.           Representations and Warranties.

11.1.           Each Party warrants and represents that he or it is the sole owner of his or its respective Released Claims and that he or it has not assigned, pledged, or otherwise sold or transferred in any manner whatsoever, either by instrument in writing or otherwise, any right, title, lien, interest or claim in the Released Claims.

11.2.           Each Party further warrants and represents that all necessary corporate or other action has been obtained for execution of this Agreement.  Each Party agrees to indemnify and hold harmless the other Parties from any claims that a signatory to this Agreement was not authorized to execute this Agreement.

11.3.           All representations or warranties of the Parties as set forth in this Agreement survive the execution of this Agreement.

12.           Miscellaneous Provisions.

12.1.           The Parties will bear their respective legal costs and attorneys’ fees (subject to Article 8 hereof).

12.2.           The Parties agree that Wilhelmina shall issue the Press Release promptly following the Effective Date, and further agree not to make any other public announcements, other than the Press Release, with respect to the provisions of this Agreement other than as specifically set forth in the Press Release; provided that, notwithstanding the foregoing, nothing herein shall restrict Wilhelmina from providing disclosure in its public filings with respect to the terms of this Agreement as Wilhelmina determines (based on advice of counsel) is required pursuant to applicable law or stock exchange requirements; provided further that, so long as the Esch and/or Krassner are members of the Board of Directors of Wilhelmina, Wilhelmina shall provide Esch and/or Krassner, as applicable, or their respective counsel the opportunity to review in advance any public filing containing any new or modified disclosure with respect to the terms of this Agreement the first time any such new or modified disclosure is to be made.

12.3.           The Parties shall cooperate on a one-time mutually acceptable, internal (i.e., employee) announcement by Wilhelmina to occur promptly following execution hereof (which announcement may occur at a Wilhelmina “staff” meeting or via email “blast”) with respect to Esch’s status with Wilhelmina.   Neither the foregoing, nor any other provision of this Agreement, shall restrict Wilhelmina (or any of its employees or talent) with respect to any internal communications of any kind to or between management or company employees or talent.

12.4.           Promptly following the execution hereof, Esch and Krassner shall convey to Sean Patterson that the Esch Parties and Krassner Parties (and not Wilhelmina or its subsidiaries) will be solely responsible for and perform their obligations pursuant to any agreement entered into with Mr. Patterson with regard to any payment promised to Mr. Patterson in connection with the transactions contemplated under the Acquisition Agreement (including with respect to any Earnout Payments thereunder), other than the consideration paid to Mr. Patterson upon the closing thereof.

12.5.           The Parties further acknowledge and agree that there are no unwritten, oral, or verbal understandings, agreements, representations or promises of any kind between the Parties. The rights of the Parties as set forth herein shall be governed by this Agreement, and the Parties waive any claim that they have been fraudulently induced to enter into this Agreement and any right to rescind or avoid this Agreement or the releases contained herein.

12.6.           This Agreement cannot be orally amended, modified, waived, or terminated, and no provision hereof may be amended, modified, waived, or terminated except in a writing duly signed by the Party against whom such amendment, modification, waiver, or termination is asserted.

12.7.           This Agreement shall be governed by, construed, and interpreted, and the rights of the Parties hereto determined, in accordance with the laws of the State of New York.  Any dispute, claim or controversy arising out of or relating to this Agreement shall be resolved in a state or federal court residing in New York, New York.

12.8.           This Agreement shall be binding upon and inure to the benefit of the Parties and their respective assigns, successors, predecessors, affiliates, officers, directors, agents, employees, partners, associates, attorneys, principals, servants, and their respective heirs, assigns, representatives, and any person or entity claiming by, through, and/or under any of them.

12.9.           The Parties each have had the benefit of the advice of their own counsel in negotiating, drafting, and executing this Agreement and the language of this Agreement is the product of the effort of all counsel.  Accordingly, neither the Agreement nor any provision in it shall be: (a) deemed to have been prepared or drafted by any particular Party; or (b) construed against any Party on the ground that such Party drafted the Agreement or any provision thereof.

12.10.           The fact that the Parties are entering into or carrying out this Agreement shall not constitute, be construed as, or be deemed to be evidence of, an admission or concession by any of the Parties, and this Agreement shall not be offered or received into evidence in any action or proceeding against any of the Parties in any court or other tribunal, for any purposes whatsoever other than to enforce this Agreement.

12.11.           This Agreement may be executed in multiple counterparts, each of which shall constitute an original of this Agreement.  This Agreement is effective as of the last date of execution.

[SIGNATURE PAGE FOLLOWS]

WILHELMINA INTERNATIONAL, INC.

By:	/s/ Mark Schwarz
Its:	Chief Executive Officer
Date:	October 18, 2010

NEWCASTLE PARTNERS, L.P.

By:	/s/ Mark Schwarz
Its:	General Partner
Date:	October 18, 2010

KRASSNER PARTIES:

BRAD KRASSNER

/s/ Brad Krassner
Date:	October 18, 2010

KRASSNER FAMILY INVESTMENTS
LIMITED PARTNERSHIP

By:	/s/ Brad Krassner
Its:	General Partner
Date:	October 18, 2010

ESCH PARTIES:

DIETER ESCH

/s/ Dieter Esch
Date:	October 18, 2010

LOREX INVESTMENTS AG

By:	/s/ Peter Marty
Its:	Director
Date:	October 18, 2010